Exhibit 99.(h)(xviii)

EXPENSE REIMBURSEMENT AGREEMENT REGARDING DIVIDEND AND INTEREST EXPENSE ON SECURITIES SOLD SHORT

This Agreement is entered into as of the 31st day of December, 2014, by and between WHV Investments, Inc. (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf the WHV/Acuity Tactical Credit Long/Short Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses in an amount equal to dividend and interest expense on short sales of securities;

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that from the commencement of operations of the Fund through August 31, 2016, it will reduce its compensation and/or reimburse certain expenses for the Fund in an amount equal to dividend and interest expense on securities sold short.

Fee Recovery. Provided that this Agreement and the Expense Limitation/Reimbursement Agreement dated December 16, 2014 by and between the Adviser and the Trust, on behalf the Fund, (the “Expense Limitation Agreement”) remain in effect, the Adviser shall be entitled to recover from the Fund, subject to approval by the Board of Trustees of the Trust, amounts waived or reimbursed by the Adviser with respect to the Fund pursuant to this Agreement for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for the Fund, provided that any recovery by the Adviser of amounts previously waived or reimbursed will not result in the Fund’s operating expenses exceeding the limit set forth the Expense Limitation Agreement.

Term. This Agreement shall terminate on August 31, 2016, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

Executed as of the date first set forth above.

WHV Investments, Inc.

By:	/s/ Andrew L. Turner
Name:	Andrew L. Turner, Ph. D.
Title:	CEO

FundVantage Trust, on behalf of
WHV/Acuity Tactical Credit Long/Short Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President